SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 5)

Under the Securities Exchange Act of 1934

Quepasa Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74833W206

(CUSIP Number of Class of Securities)

Andres Gonzalez Saravia
Mexicans & Americans Trading Together, Inc.
5150 N. Loop 1604 West
San Antonio, Texas 78249
(210) 477-2779

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Maurice M. Lefkort, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY  10019
(212) 728-8000

November 10, 2011

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: ☐

SCHEDULE 13D

CUSIP No. 74833W206

1	NAMES OF REPORTING PERSONS Mexicans & Americans Trading Together, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,813,281
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,813,281
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,813,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 74833W206

1	NAMES OF REPORTING PERSONS Altos Hornos de Mexico, S.A.B. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,813,281
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,813,281
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,813,281
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14	TYPE OF REPORTING PERSON* OO

This Amendment No. 5 amends the statement on Schedule 13D previously filed on October 27, 2006, as amended by Amendment No. 1 previously filed on January 28, 2008, Amendment No. 2 previously filed on December 17, 2010, Amendment No. 3 previously filed on July 21, 2011, and Amendment No. 4 previously filed on September 19, 2011 (as so amended and as amended by this Amendment No. 5, the “Schedule 13D”).  The Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Quepasa Corporation, a Nevada corporation (the “Company”), and is being filed on behalf of Mexicans & Americans Trading Together, Inc., a Delaware corporation (“MATT Inc.”) and Altos Hornos de Mexico, S.A.B. de C.V., a Mexican Variable Capital Company (Sociedad Anónima Bursátil de Capital Variable) (“AHMSA”).  MATT Inc. and AHMSA are sometimes collectively referred to herein as the “Reporting Persons.”  This Amendment No. 5 refers only to information which has materially changed since the filing of Amendment No. 4 to Schedule 13D and the items below are amended and supplemented as set forth below.  Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the original Schedule 13D or the prior amendments thereto, as applicable.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following thereto:

On November 10, 2011, MATT Inc. entered into a Securities Purchase Agreement (the “November Securities Purchase Agreement”) with the Company.  Pursuant to the terms of the November Securities Purchase Agreement, MATT Inc. agreed to purchase 1,000,000  shares of  Series A-1 Preferred Stock (the “Series A-1 Preferred Stock”) at a purchase price of $5.00 a share, for an aggregate purchase price of $5,000,000.   The purchase and sale of the Series A-1 Preferred Stock closed on November 10, 2011.  MATT Inc. used proceeds from a capital contribution from AHMSA to fund the purchase of the Series A-1 Preferred Stock.  AHMSA used cash on hand to fund the capital contribution.

Item 4.              Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following thereto:

As previously reported, on July 19, 2011, the Company agreed to acquire Insider Guides, Inc. (referred to in the Schedule 13D as Target) pursuant to an agreement and plan of merger, which was subsequently amended on September 15, 2011.  The agreement and plan of merger, as amended, is referred to in the Schedule 13D as the Merger Agreement, and the acquisition by the Company of Target pursuant to the Merger Agreement is referred to in the Schedule 13D as the Merger.  Also as previously reported, in connection with such amendment, MATT Inc. and the Company entered into an Amended and Restated Commitment Letter, which is referred to in the Schedule 13D as the Commitment Letter.

As previously reported by the Company, on September 20, 2011, the Company entered into a Securities Purchase Agreement (the “Harvest Securities Purchase Agreement”) with Harvest Small Cap Partners, LP and Harvest Small Cap Partners Master, LTD. (together, the “Harvest Investors”) pursuant to which the Harvest Investors purchased 1,000,000 shares of the Series A Preferred Stock of the Company (“Series A Preferred Stock”) at a cash purchase price of $5,000,000 on September 22, 2011.  The foregoing transaction is hereinafter referred to as the “Harvest Financing.”  For additional information with respect to the Harvest Financing, please refer to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on September 26, 2011 (File No. 001-33105), including Exhibits 3.1 (Certificate of Designation for the Series A Preferred Stock), 10.1 (Harvest Securities Purchase Agreement) and 10.2 (Registration Rights Agreement dated September 20, 2011 between the Company and the Harvest Investors) thereto.

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Pursuant to Section 9 of the Commitment Letter, if the Company obtained financing of all or a portion of the Cash Consideration (as defined in the Merger Agreement) for the Merger in addition to the Commitment, MATT Inc. would have the right to elect to fund the Commitment on the same terms as such additional financing.  MATT Inc. elected to provide the Commitment on the terms of the Harvest Financing and, concurrently with the closing of the Merger on November 10, 2011, purchased 1,000,000 shares of the Series A-1 Preferred Stock of the Company at a purchase price of $5.00 per share, for an aggregate consideration of $5,000,000, pursuant to the November Securities Purchase Agreement.  In connection with the purchase and sale of Series A-1 Preferred Stock under the November Securities Purchase Agreement, MATT Inc. and the Company also entered into a Registration Rights Agreement dated as of November 10, 2011 (the “November Registration Rights Agreement”), pursuant to which the Company agreed to register the Common Stock underlying the Series A-1 Preferred Stock.  Pursuant to the November Securities Purchase Agreement, the Company also agreed to cause such Common Stock to be listed with the NYSE Amex.  The terms of the Series A-1 Preferred Stock are set forth in a Certificate of Designation (the “Certificate of Designation”) filed by the Company with the Office of the Secretary of State of the State of Nevada.

Under the Certificate of Designation, the Series A-1 Preferred Stock is convertible, at the option of MATT Inc., into Common Stock at a purchase price per share of approximately $3.38, representing a total of 1,479,948 shares of the Common Stock, subject to adjustment as provided in the Certificate of Designation.

The description of the November Securities Purchase Agreement contained herein is qualified in its entirety by reference to the November Securities Purchase Agreement, which is filed as Exhibit 99.18 to the Schedule 13D and is hereby incorporated herein by reference.

The description of the November Registration Rights Agreement contained herein is qualified in its entirety by reference to the November Registration Rights Agreement, which is filed as Exhibit 99.19 to the Schedule 13D and is hereby incorporated herein by reference.

The description of the Series A-1 Preferred Stock contained herein is qualified in its entirety by reference to the Certificate of Designation, a copy of which is filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, File No. 001-33105, filed with the Securities and Exchange Commission on November 10, 2011 (the “November 10, 2011 Report on Form 8-K”).

Except as set forth above in the Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any person listed on Schedules A, B and C to Amendment No. 2 to the original Schedule 13D, has any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider their position with respect to the Company and formulate plans or proposals with respect to any of such matters.

Item 5.              Interest in Securities of the Issuer.

Items 5(a) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

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(a)           MATT Inc. beneficially owns 4,813,281 shares of Common Stock, consisting of the 1,333,333 shares of Common Stock held by MATT Inc., the 2,000,000 shares of Common Stock issuable upon exercise of the Warrants owned by MATT Inc. and the 1,479,948 shares  of Common Stock issuable upon conversion of the 1,000,000 shares of Series A-1 Preferred Stock purchased by MATT Inc. pursuant to the November Securities Purchase Agreement (collectively, the “Shares”).  AHMSA may be deemed to beneficially own the Shares by virtue of its ownership of MATT Inc.  The Shares represent 12.8% of 37,584,363 total shares of Common Stock, calculated as the sum of (i) the 16,668,281 shares of Common Stock outstanding as of August 15, 2011, as represented by the Company in its most recent report on Form 10-Q filed on August 15, 2011, (ii) the 17,000,000 million shares of Common Stock issued to former holders of shares of capital stock of the Target in the Merger, as represented by the Company in the November 10, 2011 Report on Form 8-K, (iii) the 436,134 shares of Common Stock issued and sold by the Company to certain third-party investors on November 10, 2011, as represented by the Company in the November 10, 2011 Report on Form 8-K, (iv) the 2,000,000 shares of Common Stock issuable upon exercise of the Warrants and (v) the 1,479,948 shares of Common Stock issuable upon conversion of the Series A-1 Preferred Stock.  The 34,104,415 Shares set forth in clauses (i) through (iii) above are hereinafter referred to as the “Aggregate Share Number.”  Mr. Alonso Ancira, Chairman of the Board of Directors of AHMSA (of which MATT Inc. is a wholly owned subsidiary) and the sole member of the Board of Directors of MATT Inc., directly beneficially owns 78,750 shares of Common Stock, consisting of 16,750 shares of Common Stock and options to purchase 62,000 shares of Common Stock.  Such shares represent less than 0.3% of 34,166,415 total shares of Common Stock, calculated as the sum of (x) the Aggregate Share Number and (y) the 62,000 shares of Common Stock issuable upon exercise of such options.

(c)       Other than as described in Item 4 above, during the past 60 days, there were no transactions in the Common Stock, or securities convertible into or exercisable for shares of Common Stock, effected by the Reporting Persons nor, to the best of their knowledge, any person listed on Schedules A, B and C to Amendment No. 2 to the original Schedule 13D.

Item 6.              Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by adding the following thereto:

As described in greater detail in Item 4 above, in connection with the purchase by MATT Inc. of 1,000,000 shares of Series A-1 Preferred Stock for an aggregate purchase price of $5,000,000 on November 10, 2011, MATT Inc. and the Company entered into the November Securities Purchase Agreement and the November Registration Rights Agreement.  The information included in Item 4 above regarding the November Purchase Agreement, the November Registration Rights Agreement and the Series A-1 Preferred Stock is hereby incorporated by reference into this Item 6.

Item 7.               Material to be Filed as Exhibits.

99.18
Securities Purchase Agreement, dated as of November 10, 2011 by and between Mexicans & Americans Trading Together, Inc. and Quepasa Corporation (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, File No. 001-33105, as filed with the Securities and Exchange Commission on November 10, 2011).

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99.19
Registration Rights Agreement, dated as of November 10, 2011, by and between Mexicans & Americans Trading Together, Inc. and Quepasa Corporation (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, File No. 001-33105, as filed with the Securities and Exchange Commission on November 10, 2011).

[Signatures on following page]

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2011

MEXICANS & AMERICANS TRADING TOGETHER, INC.

By:             /s/ Andres Gonzalez-Saravia Coss
Name:  Andres Gonzalez-Saravia Coss
Title:    President

ALTOS HORNOS DE MEXICO, S.A.B. DE C.V.

By:             /s/ Andres Gonzalez-Saravia Coss
Name:  Andres Gonzalez-Saravia Coss
Title:    Legal Director

[SIGNATURE PAGE TO AMENDMENT NO. 5 TO SCHEDULE 13D
WITH RESPECT TO THE COMMON STOCK OF QUEPASA CORPORATION]

EXHIBIT INDEX

Exhibit Number	Description
99.18
Securities Purchase Agreement, dated as of November 10, 2011 by and between Mexicans & Americans Trading Together, Inc. and Quepasa Corporation (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, File No. 001-33105, as filed with the Securities and Exchange Commission on November 10, 2011).

99.19
Registration Rights Agreement, dated as of November 10, 2011, by and between Mexicans & Americans Trading Together, Inc. and Quepasa Corporation (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, File No. 001-33105, as filed with the Securities and Exchange Commission on November 10, 2011).